

March 2, 2012

<u>Via Facsimile</u>
Paul Gain, Chief Executive Officer
Monster Offers
P.O. Box 1092
Bonsall, CA 92003

Re: Monster Offers
Preliminary Information Statement on Schedule 14C
Filed February 23, 2012
File No. 000-53266

Dear Mr. Gain:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of a 56% majority of the shares of common stock to vote in favor of your proposed reverse stock split/forward stock split presented in your information statement. In your response letter, please identify these stockholders, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternately, you may refile on Schedule 14A.

2.   As you note, the reverse stock split will have the effect of substantially increasing the number of shares available for issuance because the number of authorized shares will remain the same while the number of shares issued and outstanding will be reduced. Please revise your information statement to clarify whether you have any current plans, proposals or arrangements to issue any of the shares that will be available as a result of the reverse stock split. If you have no such plans, please include a clear statement to this effect.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel